CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

TranSwitch Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: The Board of Directors of the Corporation adopted resolutions proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation, as amended, of the Corporation:

RESOLVED: That the first paragraph of ARTICLE FOURTH of the Corporation’s Amended and Restated Certificate of Incorporation, as amended, shall be amended to read in its entirety as follows:

FOURTH. The total  number of shares of all classes of capital stock, which the Corporation shall have authority to issue is 47,625,000 shares, consisting of 47,500,000 shares of Common Stock, $.001 par value per share (the “Common Stock”), and 125,000 shares of Preferred Stock , $.01 par value per share (the “Preferred Stock”).

SECOND: That the stockholders of the Corporation duly adopted such resolution at the Annual Meeting of Stockholders held on May 17, 2012, in accordance with the provisions of Section 211 of the General Corporation Law of the State of Delaware.

THIRD: The foregoing amendment to the Amended and Restated Certificate of Incorporation, as amended, of the Corporation was duly adopted by the stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate of Amendment to be executed by Dr. Ali Khatibzadeh, its President and Chief Executive Officer, this 22nd day of May, 2012.

TRANSWITCH CORPORATION

By:	/s/ Dr. Ali Khatibzadeh
Name: Dr. Ali Khatibzadeh
Title: President and Chief Executive Officer